Indosat Launched “Program Mudik Bareng”

Jakarta, 16 September 2004 — PT Indosat today launched “Program Mudik Bareng Indosat”, a new promotion for its cellular customers entering the homecoming period in the Hari Raya / Lebaran season. The program includes two promotions i.e. Mentari Mudik Asyik and IM3 Super, both offers a special package for prepaid starter packs of new customers and other additional benefits for all customers.

Program Mudik Lebaran is a special program designed to serve Indosat’s new and existing cellular customers during their homecoming trip before, during and after Hari Raya / Lebaran (Islamic feast day). The facilities include a unique and interactive content services such as  SMS Quiz, downloadable contents, and availability customers booths along main highways and country roads connecting several main cities in Java, Bali, and Sumatera islands.

Mentari Mudik Asyik is a special “Mentari” prepaid starter package. The starter pack costs of Rp 25,000 which include preloaded pulse of Rp 25,000 in value, an additional bonus of pulse worth of Rp 25,000 and SMS Info bonus worth of Rp 15,000. This rate will apply from 15 September up to 31 December 2004.

For all Mentari subscribers, Indosat also offers a new Mentari discounted rates. From today until 10 November 2004,  the rates for Mentari prepaid card calls to PSTN or inter Mentari card calls will be charged with a 80% discounted rates during off peak hours from 00.00 am – 00.07 am. The rates for local calls made from Mentari to PSTN during off peak hours will be Rp 300 per minute, far lower from peak hour rates of Rp 850 per minute. While the rates for inter Mentari calls during off peak hours will be Rp 300 per minute, far lower from peak hour rates of Rp 1,500 per minute. Starting from 11 November 2004, the rates of 50% discount will be applied.  For Mentari local calls to PSTN and inter Mentari calls during off peak hours will be changed at Rp 425 and Rp 750 per minute, respectively.

In addition to aforementioned above, Indosat will also offer a special 50% discounted rates to make IDD calls using IDD 001 and IDD 008 during off peak hours for its Mentari customers. This rates will apply up to 10 November 2004. Aside from the above interesting rates, Indosat also continues to provide free roaming facility, as a special advantage of Mentari services.

While IM3 Super is a program for new and existing IM3 prepaid services which offers comprehensive features for its customers. It offers “Super Hemat” which is a special economic rate for any call routes through legacy IM3 network, legacy Satelindo network, and Indosat’s network. It also offers “Super Untung” which is a free roaming facility from all operators, “Super Luas” which is a national coverage supported by Indosat’s integrated national network, “Super Kapasitas” which is a large memory capacity of  250 telephone numbers, “Super Flexible” which is a pulse transfer facility, “Super Hebat” which includes GPRS, MMS, and conference call facilities, and last but not least “Super Gaul” which is a Smart Friend. In terms of coverage, Indosat will soon offer IM3 local numbers for customers in Medan, Padang, Palembang, Pekanbaru, Lampung, Balikpapan, Pontianak, Banjarmasin, Menado, and Makasar. Aside from aforementioned advantages, IM3 Super customer will find easy to reload its cards with pulse worth in various denominations from Rp 5,000 up to Rp 100,000.

The IM3 Super starter pack offers with cost of Rp 20,000 which include preloaded pulse of Rp 15,000, free 30 SMS during two months, and additional 30 SMS Info bonus worth of Rp 15,000, hence total will be worth of Rp 40,500. This promotional package will apply from 1 September up to 31 December 2004.

These Mentari and IM3 packages will also be supported by “Ekspresi Mudik” (Homecoming Expression), a unique and interactive content services in the form of customized downloadable content and SMS Quiz based on homecoming events (religious content and greetings), and holiday events (Christmas and New Year). Indosat’s cellular customers can utilize these services through various available channels such as through SMS Plain, WEB, WAP, MMS, and STK Menu. This “Ekpresi Mudik” will apply from 15 September up to 31 December 2004. During this period, customers using these services will get points which can be used for Grand Prize lottery at each period end and at the end of this homecoming expression program.

Various content services and its tariff in this program are as follows :

No.                    Content                              Tarif per Content (Rp.)

     --------------------------------------------------------------------------------------------------

1.

SMS Alert

1,000

2.

MMS Alert

3,000

3.

MMS Greetings

5,000

4.

Mobile Karaoke

5,000

5.

Monophonic

3,000

6.

Polyphonic, True Tones

5,000

7.

JAVA Games

11,000

In order to provide more services to customers during the homecoming season, Indosat will provide customers booths along the island of Sumatera, Java, and Bali. In the Indosat’s customer booths, size of 5x5 meter, is provided with many facilities for customers including the sale of starter pack and voucher, and any other facilities for relaxing such as AC, TV, Play Station, VCD, and even a relaxing messages. The booths also provides food and beverages for breaking fast. All these facilities are free. In addition, Indosat will also give souvenirs to customers who buy starter pack and vouchers. The booth can be found in Lampung, Palembang, Sulawesi, Jakarta, Bandung, Semarang, Purwokerto, Jogjakarta, Solo, Malang, Surabaya, and Bali, from day 7 prior and after the Lebaran.

“The homecoming program and new off peak rates for Indosat’s cellular customers represents our commitment to serve our customers, especially during the Lebaran season while most Moslems trip to their country sides in the homecoming period”, said Hasnul Suhaemi, Cellular Marketing Director of Indosat. “These promotions are part of our marketing program to achieve our customer base target in 2004 of more than 9.0 million users”, added Hasnul.

About Indosat

Indosat is a leading telecommunication and information network, services and informatics provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). On June 30, 2004, Indosat’s cellular subscribers were 7.35 million. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information, please contact :

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

E-mail : investor@indosat.com

Website : www.indosat.com

Public Relations Department

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com